

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 9, 2016

Michael Ansley
Chief Executive Officer
Bagger Dave's Burger Tavern, Inc.
807 W. Front St., Suite B
Traverse City, MI 49684

> **Re:** **Bagger Dave's Burger Tavern, Inc.**
> **Form 10-12G**
> **Filed December 5, 2016**
> **File No. 000-55702**
>
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 29, 2016**
> **File No. 000-55702**

Dear Mr. Ansley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2016 letter.

General

1. We note that you have filed a preliminary information statement related to the spin-off. Please note that all comments on the Form 10-12G and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, the preliminary information statement will need to be revised to address such comments before we act on a request for acceleration of the effectiveness of the Form 10-12G.

<u>Combined Financial Statements, page 63</u>

2. We note you provide consolidated financial statements as of and for the nine months ended September 25, 2016 and September 27, 2015. Please revise to also provide interim financial statements for the three months ended September 25, 2016 and September 27, 2015 and revise your interim disclosures throughout the registration statement to update the information for these periods. Please refer to Rule 8-03 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Shifflet at (202) 551-3381 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Richard W. Jones, Esq.
        Jones & Haley, P.C.